Exhibit 99.1

CNH Industrial N.V. Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

1 Introduction to CNH Industrial 3 Sep YTD ’13 Results 2 Business Overview 4 Financial strategy overview & New external reporting roadmap 5 Appendix

3 The debut of a new global leader in capital goods Merger completed on September 29th—the resulting company incorporated in the Netherlands First day of trading—September 30th, 2013 * • On New York Stock Exchange (“NYSE”) as Foreign Private Issuer and on the Milan Stock Exchange (“MTA”) Common share capital composition • Total number of common shares 1,348,867,772 with a par value per share of €0.01 • EPS calculated on common shares only * See Appendix for Trading mechanisms Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 1

1 Global market leadership

Top #4 capital goods platform

Extensive and Diversified Product Offering with a Well-Balanced Global Presence


2012 Industrial Revenues by Segment[1]
2012 Group Revenues by Geography[2]
CNH INDUSTRIAL
Powertrain 11%
Agricultural Equipment 45%
Construction Equipment 11%
Trucks / CVs 33%
RoW 17%
Europe 40%
Latin America 15%
North America 28%
CATERPILLAR
Other 2%
Construction 31%
Mining 34%
Powertrain 33%
Asia 26%
Europe 24%
Latin America 14%
North America 36%
Construction and Forestry 19%
Agricultural and Turf 81%
RoW 9%
Europe 18%
Latin America 11%
North America 62%
VOLVO
Engines 3%
Construction 22%
Trucks/ Buses 75%
RoW 30%
Europe 37%
Latin America 10%
North America 23%

2012 Industrial Operations Revenues (€bn)[1,3]


€49,1
€34,0
€26,1
€24,7
€18,4
€15,8
€13,5
€12,4
€11,4
€9,9
€9,1
€7,8
€6,4
€1,7
CATERPILLAR
VOLVO
CNH INDUSTRIAL
KOMATSU
PACCAR
Kubota
NAVISTAR
SCANIA
AGCO
OSHKOSH
Allison Transmission

CNHI Market Positions By Region	Agricultural Equipment	Trucks & CVs	Construction Equipment
Global	# 2	#2[5]	Top Tier
Europe	# 1	#3	Top 10
North America	# 2	N/A	# 5
Latin America	# 2	#5[4]	Top 3

Source: IBIS World, Freedonia, Off-Highway Research, IHS Global, company filings, CNHI management estimates; [1] Excluding financial services and before inter-company eliminations; [2] Including financial services and after inter-company eliminations; [3] Converted at exchange rate of 0.778 EUR/USD, 102.7 JPY/EUR and 0.115 EUR/SEK; [4] Reflects aggregate for key markets where Group competes (Brazil, Argentina and Venezuela); Based on registrations; [5] Ranking based on global players (excluding domestic producers in China) and by global units shipped, including unconsolidated joint ventures

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 4

1 CNH Industrial Overview - Key Strengths

Positive Businesses Fundamentals

Agriculture Equipment:

Underlying AG equipment market drivers structurally positive; long positive cycle geared towards increased mechanization and high productivity output requiring increased industrialization of farm operations and higher technology supporting long term growth for high productivity CNHI AG equipment business

Construction Equipment:

CNHI geared towards general construction market and applications used in early cycle building projects. Global construction spending trending positively and operating leverage provides upside opportunity in a recovery cycle also supported by CNHI extensive network and significant presence in developing markets

Trucks & Commercial Vehicles:

Macro indicators and industry volumes signaling a market bottom in Europe; industry under-utilization provides significant up-side opportunity to CNHI from operating leverage in a recovery; elevated average age of equipment potentially driving fleet replacement pent-up demand. CNHI Best-in Class Specialty Vehicles with increased international penetration

Powertrain:

Vertically Integrated powertrain operations, benefiting from the largely completed investment cycle to meet latest round of emission regulations, guaranteeing CNHI continued leadership in performance, fuel efficiency and emissions reduction technologies. Business provides significant benefits through vertical integration and application of common technologies across the various segments

- **Well Integrated Capital Goods Business Mix with Portfolio Optionality**
- **Well-known Brands and Deep Product Portfolio**
- **Technological Leadership, Best-In-Class Powertrain Capabilities**
- **Wide distribution network with long-standing dealer relationship**
- **Fully aligned and well capitalized Captive Finance Company**
- **Strong Balance Sheet and Liquidity position**

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 5

1 Introduction to CNH Industrial 3 Sep YTD ’13 Results 2 Business Overview 4 Financial strategy overview & New external reporting roadmap 5 Appendix

2 Agricultural Equipment

Growth outlook and strategy

Key Accomplishment

Mix shift
- Globally, farms are becoming more consolidated and industrialized
  - Focus on increased crop yields that drive ROIC and profitability
  - Increased demand for telematics and other state-of-the-art technology
- High commodity prices and tax incentives have enabled farmers to invest in their businesses

Innovative product launches
- More than 100 new products and upgrades launched in FY '13

Nine 2012 AE50 Innovation Awards[1]

T4060F Tractor Wins 2013 "Best of Specialized" Tractor Award[2]

Pricing power
- Product mix shift and innovative product launches increased pricing power
- Brand-loyal, technologically competent
- Customers willing to recognize value from product content enhancement

Key New Product Launches

NEW HOLLAND AGRICULTURE



- TD5 tractor series in EAME & CIS
- T6 Auto Command Tier 4 range with continuously variable transmission in Europe
- T4 and T5 new utility tractor series in Europe and North America
- Tier 4B T7, T8 and T9 tractors in NA

CASE IH AGRICULTURE



- 18 new tractor models in NA that meet Tier 4 emissions standards
- A8800 sugarcane harvester with variable row spacing in Brazil
- Case IH is first and only AG manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emission standards

Strategy and Growth Initiatives

- Leverage strong market position and brand recognition
- Emphasis on innovative, fuel efficient product offering geared towards efficiency and productivity
- Effectively utilize parts and service and financial services ancillary product offerings to drive profitability
- Continued expansion in developing markets

Major Capital Initiatives

- New products and engine emissions compliance programs
- Opened combine and tractor facility in Cordoba, Argentina in Q2 2013
- New Chinese plants under construction in Harbin, Xinjiang and Guangdong
- Greenfield facility in Pune, India and capacity expansion near Greater Noida, India

[1] Awarded by the American Society of Biological Engineers (ASAE); [2] Awarded at the Esposizione di Macchine per l'Agricoltura (EIMA) in Italy

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 7

Construction Equipment

Growth outlook and strategy

KEY ACCOMPLISHMENT

Positioned for strong recovery

- Operating leverage provides meaningful upside opportunity in a recovery – Europe currently at only 40% capacity
- R&D investment in new products for local markets competitively positions product portfolio for growth

Rationalization of footprint

- Footprint right-sized and excess capacity reduced
- Shifted production from Imola plant (Italy) to two facilities in Lecce (Italy) and San Mauro (Italy)

STRATEGY AND GROWTH INITIATIVES

- Reorganized the Case and New Holland brands under a single management team
- Product portfolio well-positioned for early cycle rebound in construction market
  - Positioning Case brand as a global full-line of heavy equipment
  - Positioning the New Holland brand as a full-line provider globally, while leveraging the strong New Holland Agriculture dealership network to cross sell New Holland Construction equipment in North America
- Focus on profitable product offerings and favorable mix-shift
- Expanded product offerings in developing markets

KEY NEW PRODUCT LAUNCHES

CASE CONSTRUCTION



- 621 F wheel loader in Europe
- SiteWatch telematics system in Europe and North America
- Waste and recycling versions of wheel loaders and skid steer loaders in North America
- 321E compact wheel loader in Brazil
- M series dozers in Russia/Eastern Europe, Asia Pacific and China

NEW HOLLAND CONSTRUCTION



- Recycling version of W170C wheel loader in Europe
- L230 skid steer loader and C238 compact track loader in Europe
- FleetForce telematics system in Europe and North America
- C series dozers in Russia/Eastern Europe and Asia Pacific

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 8

9 2 Trucks & Commercial Vehicles Growth outlook and strategy Flims – January 11, 2014 Bank Am Bellevue Investor Seminar KEY ACCOMPLISHMENT KEY NEW PRODUCT LAUNCHES STRATEGY AND GROWTH INITIATIVES MAJOR CAPITAL INITIATIVES European footprint right-sized for recovery Expansion in developing markets via investments, JVs and localized product offerings Leading position in renewable fuels / alternative powertrain solutions Technology leader in emission compliance solutions Leveraging CNH distribution channels for sales of off-road trucks New plant in South Africa for production of certain trucks and buses Continuing to invest in vertical integration of truck plants in Spain, Italy and Latin America to increase local vehicle content Reshaping depot footprint and investing in new locations to improve customer service Positioned for strong recovery European footprint rationalization Operating leverage provides meaningful upside opportunity in a European recovery R&D investment in powertrain technology and emission compliance competitively positions product portfolio for growth Reduced bus manufacturing capacity by closing Barcelona, Spain (coach chassis) and Valle Ufita, Italy (transit bus) facilities Consolidated heavy truck manufacturing from two plants to one in Madrid, Spain Consolidated fire fighting to one major plant in Ulm, Germany New Euro VI medium and heavy duty on- and off- highway introductions in Europe New heavy duty in Latin America Various configurations of Specialty Vehicles to meet specific customer specifications Recently launched Impact and Dragon Magirus firefighting vehicles IVECO Bus – new IVECO brand dedicated to collective transport Establishment of the brand promotes enhanced development of bus products within IVECO Sustainability, technology and total cost of ownership are the main focus Specific focus on development in China and Latin America markets

Powertrain

Growth outlook and strategy

Key Accomplishment

Vertical Integration	▪ Vertically integrated powertrain operations
R&D investment in emission compliance	▪ Investment to meet latest round of emission regulations is largely complete ▪ Full line-up of Euro VI (on-road) and Tier 4 Final (off-road) engines ▪ Light duty line-up of EPA13 engines
Third party customer base	▪ Mitsubishi Fuso; Perkins; Ford; Claas; Foton buses (Beijing Public Transportation); Vermeer; VDL; Modasa Buses; Yutong; CAT Marine

Key New Product Launches





- N67 570 EPA Tier 3 marine engine put in production for NA
- Start of production of the F5C 3.4 liter engine for NA and Europe agricultural and construction Tier 4 Final / Stage IIIB applications for both CNH and Perkins
- Launch of the RAM ProMaster powered by FPT engines at the Chicago Auto Show
- Presented the first Stage IV / Tier 4 Final N67 engine in Ag tractor application on the SIMA show in Paris
- Presented the new R22 2,2 liter Tier 4 Final engine for Ag applications at Agritechnica
- At the Dubai Power Show (MEE) launched the new high performance power generation line-up with best-in-class power density for low emission applications
- Start of production of Cursor and NEF Euro VI families for IVECO heavy and medium duty truck applications
- Leveraging on-road technology, started production of engine with Hi-eSCR technology in off-road applications

Strategy and Growth Initiatives

- Investment in R&D provides leading technologies in Group-wide products
- Continued leadership in fuel efficiency and emissions reductions
- Focus on increasing profitable third party sales

Key Benefit of Captive Powertrain

- Significant benefits of vertical integration and cross-applications
- Ability to control technology and cost
  - Powertrain is the highest value-add component
- Ability to control aftermarket parts revenue stream
- Significantly more earnings power for aftermarket parts if proprietary powertrain is used

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 10

2 Segment Overview

Well-Known Brands and Deep Product Portfolio

Agricultural Equipment

Brands: CASE IH, New Holland, STEYR

2012 Revenues by Product Line



Hay & Forage / Specialty 24%
Tractors 56%
Harvesting Equipment 20%

Key Strengths

- **Case IH:** The premium agriculture equipment partner supporting customers around the world with innovative products, solutions and services that maximize productivity
- **New Holland Agriculture:** The farming specialist with the widest agricultural equipment offering, a global presence with leading positions in Europe and developing markets
- **Steyr:** The first choice of robust tractors for demanding customers in Europe, offering superior value and customized solutions to ensure sustainable success

Key Product Lines

- Tractors
- Harvesting Equipment
- Hay Tools
- Planters and Seeders
- Tillage Equipment
- Specialty Crop Equipment

Trucks / Commercial Vehicles

Brands: IVECO ASTRA, IVECO, IVECO BUS, MAGIRUS

2012 Revenues by Product Line



Specialty Vehicles 9%
Buses 12%
Trucks 79%

Key Strengths

- **IVECO:** Full line of commercial vehicles and buses, leader in specialty vehicles. Offers alternative fuel solutions and a unique engine technology achieving Euro VI limits with SCR-only, improving total cost of ownership
- **Magirus**: one of the world major players in Fire Engines and Rescue Vehicles. Full liner and present in more than 130 countries, is considered the world leader in Fire Turntable Ladders for its exclusive technology and high quality standards

Key Product Lines

- Light Trucks (Class 2-3)
- Medium Trucks (Class 4-7)
- Heavy Trucks (Class 8)
- Commuter Buses
- Touring Coaches
- Quarry and Mining Equipment
- Firefighting & Specialty Vehicles

Construction Equipment

Brands: CASE Construction, New Holland Construction

2012 Revenues by Product Line



Other 4%
Light Equipment 49%
Heavy Equipment 47%

Key Strengths

- **Case Construction:** Full line offered globally, with leading positions in Brazil and in the North America large tractor loader backhoe and skid steer loader segments
- **New Holland Construction:** Major player in the North America housing and landscaping segments and a recognized leader in the Brazilian construction industry

Key Product Lines

- Tractor Loader Backhoes
- Wheel Loaders
- Skid Steer Loaders
- Excavators
- Dozers
- Graders

Powertrain

Brands: FPT

2012 Revenues by Product Line



Axles 11%
Gearboxes 2%
Engines 87%

Key Strengths

- **FPT**: Major global innovator in engine and emission control technology; performance leader with top ratings from 100 to 870 hp for on- and off-road, marine and stationary applications

Key Product Lines

- On-Road Engines
- Off-Road Engines
- Marine Engines
- Industrial Power Generation
- Transmissions
- Axles

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 11

12 2 Technological Leadership Best-in-class Powertrain Capabilities Strong vehicle platforms • Sharing of components and technologies allowing synergies for R&D and operations as well as shorter time-to-market • Global platforms and localized designs Best-in-class powertrain offerings • Widest powertrain product range in market with a 3-8 cylinder range and 2.3-20L displacement range • Competitive advantage from integration and control capabilities for propulsion systems • Opportunities to apply technological solutions from high-performance engines to all product lines • Strong base of non-captive customers Investment in key value components strengthens leadership and innovation pattern for cost efficient technologies • Engine improvement, energy management and energy recovery are key drivers for fuel emission improvement A complete portfolio of state-of-the-art technologies across powertrains and end-products • Leading powertrain offerings, fully compliant with all international emission standards • Affordable yet innovative solutions for increased productivity and efficiency, offering best total cost of ownership in on- and off-road products • Leadership in unique after treatment systems technology that achieves both Euro VI and Tier 4B standards without EGR Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

2 Wide Distribution Network

Long-Standing Dealer Relationship

GLOBAL DEALERS


North America
Ag 1,158
Trucks / CVs N/A
Construction 318
Powertrain 12
Western Europe
Ag 945
Trucks / CVs 325
Construction 185
Powertrain 25
Latin America
Ag 298
Trucks / CVs 71
Construction 118
Powertrain 8
Rest of World
Ag 927
Trucks / CVs[1] 945
Construction 573
Powertrain 59

- Global dealer network provides worldwide distribution channel
- Nearly 6,000 dealers worldwide[1]
  - ~60 depots distribute aftermarket parts within the dealer network[2]
- Dealers' local relationships are a critical part of the value chain
  - Sales / distribution channel for machines
  - Drives parts and service revenue streams for the installed base
- Long-standing dealer relationships provide a barrier to new entrants
- Network allows CNHI to cross-sell products through existing channels (i.e., Ag and Construction)

Nearly 6,000 dealers worldwide[1]

[1] Includes dealers of unconsolidated joint ventures
[2] Includes 7 parts depot joint ventures

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 13

14 2 Captive Finance Company Fully-Aligned and Well Capitalized Strategic partner with CNHI brands Provides a robust suite of financing products for CNHI brands’ dealers and end-users Provides financing support for CNHI equipment sales while maintaining a commitment to strong credit discipline CNH Capital LLC is an established participant in the debt markets (Bonds, ABS, Bank debt) FINANCE COMPANY GLOBAL ORGANIZATION Financial Services Other countries in which CNHI operates are supported by trade finance € 8,9 € 6,4 € 1.8 € 1,4 North America Europe Latin America RoW Wholesale Retail Trucks / CVs Agricultural and Construction Equipment 22% 78% Total Wholesale and Retail outstanding managed portfolio of €6.4bn and €12.1bn, respectively as of 12/31/20121 PORTFOLIO COMPOSITION (AS OF 12/31/2012) BUSINESS SEGMENT GEOGRAPHIC MIX (€BN)1 1Converted at exchange rate of 0.758 EUR / USD as of 12/31/2012; managed portfolio including retail unconsolidated joint venture and operating leases Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

15 Strong Balance Sheet and Liquidity position September-end 2013 2 1 Represents cash maturities as of 9/30/2013 2 Of which €0.6bn ABS related & Restricted Cash 3 Not included in Sep-end data LIQUIDITY AND MATURITY PROFILE (AS OF 9/30/2013) •Strong available liquidity profile at €4.9bn as of 9/30/13: • €3.3bn of cash 2 • €1.6bn undrawn under medium-term committed unsecured credit lines Well distributed debt maturities Repaid CNH Inc. $1.0bn (€759mn equivalent) senior notes in September 2013 with cash on hand Issued CNH Capital LLC $600mn bond (€444mn equivalent) in April 2013 Issued CNH Capital LLC $500mn bond in October 2013 3 As of 9/30/2013 3M2013 2014 2015 2016 2017 Beyond Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other €3.3 Available Liquidity (€bn) Debt Maturity Schedule1 (€bn) €1.6 €4.9 €1.8 €1.2 €2.5 €2.1 €1.5 €2.1 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

16 1 Introduction to CNH Industrial 3 Sep YTD ’13 Results 2 Business Overview 4 Financial strategy overview & New external reporting roadmap 5 Appendix

3 Sep YTD '13 financial highlights

Revenues
(€/bn)

Up 0.4% vs. last year. Sales increase for Agricultural Equipment and Powertrain compensated for lower revenue in Construction Equipment and Trucks and CVs


18.8
18.8
0.4%
Sep YTD '12
Sep YTD '13


744
747
Sep YTD '12
Sep YTD '13

Net profit
(€/mn)

Up €3mn vs. last year

EPS at €0.504

Trading profit
(€/mn)

Down 4.9% vs. last year, primarily due to lower profitability from negative volume/mix, pricing pressures and negative FX rate impacts affecting both Trucks and CVs and CE, offset by improved results for the AG business driven primarily by positive pricing


1,628
1,549
-4.9%
Sep YTD '12
Sep YTD '13


1.6
2.5
Dec-end '12
Sep-end '13

Net industrial debt
(€/bn)

Increased by €860mn, with positive operating performance offset by a seasonal increase in working capital, sustained capital expenditures (mostly due to new product related initiatives), dividend payments and currency effects

Trading margin

Down 0.5 p.p. vs. last year


8.7%
8.2%
-0.5 p.p.
Sep YTD '12
Sep YTD '13


6.2
4.9
Dec-end '12
Sep-end '13

Available liquidity *
(€/bn)

Decreased by €1.3bn, impacted by repayment of $1bn bond (Sep. '13), partially offset by new financing associated with Financial Services portfolio growth, including a $600mn bond (€444mn equivalent) issued in April

Note: Sep YTD '12 figures are provided herein on a restated basis due to the adoption of IAS 19 Revised

* Inclusive of approx. €1.6bn in undrawn committed facilities

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 17

18 Sep YTD ’13 financial highlights Performance by segment Agricultural & Construction Equipment Trucks & Commercial Vehicles Powertrain Other & Eliminations Group Sep YTD ’12 Sep YTD ’13 +0.9% -2.6% +11.4% +0.4% 12,004 12,107 6,226 6,063 2,106 2,346 (1,565) (1,672) 18,771 18,844 * * REVENUES (€MN) TRADING PROFIT (€MN) Agricultural & Construction Equipment Trucks & Commercial Vehicles Powertrain Other & Eliminations Group +15.1% +13% -4.9% 1,290 1,485 299 7 77 87 (38) (30) 1,628 1,549 * * -97.7% * Including Financial Services figures 3 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar Up 4.3% at constant currency Down 0.7% at constant currency

19 1 Introduction to CNH Industrial 3 Sep YTD ’13 Results 2 Business Overview 4 Financial strategy overview & New external reporting roadmap 5 Appendix

20 4 Financial Strategy Overview Flims – January 11, 2014 Bank Am Bellevue Investor Seminar Long-Term Focus Stable, value maximizing capital structure with shareholder friendly distribution policy Expected to pay dividends, with policy similar to predecessor company Potential target dividend policy of 25%—35% of the Group’s net income, with minimum payout target of €150mn (under normal circumstances) Potential to provide other shareholder friendly distributions Combination simplifies and provides clarity around capital structure Top priority is to achieve investment grade rating, with potential to substantially reduce interest expense Excess liquidity needed to support investment grade rating CAPITAL DEPLOYMENT DISTRIBUTION POLICY

21 Roadmap for new external reporting IFRS in EUR Segment reporting consistent with predecessor’s (Fiat Industrial) prior quarters • Agricultural & Construction Equipment—Trucks and Commercial Vehicles—Powertrain • Supplemental segmentation by Industrial and Financial Services activities EU Annual Report and Form 20-F US GAAP and IFRS in USD Subsequent to the filing of EU Annual Report and Form 20-F, Company to disclose • Recast of 2011, 2012 and 2013 IFRS from € to US$ • US GAAP 2011, 2012 and 2013 Financial Statements in US$ • Segments recast as follow • Agricultural Equipment—Construction Equipment – Commercial Vehicles – Powertrain—Financial Services On-going CNHI external reporting (starting from Q1 ’14 Results) • Dual reporting: US GAAP US$ and IFRS US$ 4 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

22 1 Introduction to CNH Industrial 3 Sep YTD ’13 Results 2 Business Overview 4 Financial strategy overview & New external reporting roadmap 5 Appendix

23 5 Global Industrial Footprint (Excl. JVs) Note: data as of December 31, 2012 MANUFACTURING FACILITIES (Total: 64) EMPLOYEES (Total: ~68k) R&D CENTERS (Total: 49) North America 17% Latin America 14% Europe 62% Rest of World 7% North America 10 Latin America 9 Europe 37 Rest of World 8 North America 13 Latin America 5 Europe 28 Rest of World 3 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

24 Trading mechanism CNH Industrial—common shares CNHI common shares are listed in the United States and Italy and can be traded on either the NYSE in US Dollars or MTA, managed by Borsa Italiana S.p.A., in Euros Shares traded on the NYSE (CUSIP N20944 10 9) are settled through the Depository Trust & Clearing Corporation (“DTCC”) in the US while shares traded on MTA (ISIN NL 0010545661) are settled through Monte Titoli S.p.A. (“MT”) in Italy • Settlement, both in US and Italy, occurs three business days after trading (T+3) Computershare, has been appointed as: • US Transfer Agent: Computershare Trust Company, N.A. (Computershare) • Italy loyalty share Branch Registrar: Computershare (previously named Servizio Titoli) S.p.A. (“ST”) Common shares may be maintained through a broker/bank/financial intermediary participant either in the US clearing system DTCC or the Italian clearing system MT, or they can be held in registered form, on the register maintained by Computershare Because MT maintains a participant account within DTCC, investors can request their broker/financial intermediary to move the common shares between Italy and US, within DTCC. The transfer can be dealt with in normal circumstances in 2 business days, but this will depend on intermediaries involved Shareholders whose common shares are registered in Loyalty Registers (maintained by Computershare and ST) outside the regular trading system, may, at any time, request the de-registration and to move common shares back to regular trading system EPS and market cap has to be calculated on common shares only (as of Sept. 30th No 1,348,867,772) without regard to the loyalty shares “MT” $ “NYSE” Common Shares € “DTCC” “MTA” 5 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

25 Sep YTD ’13 Revenues growth composition Agricultural & Construction Equipment * Trucks & Commercial Vehicles * Powertrain Sep YTD ‘12 Organic Growth Sep YTD ‘13 @ constant currency FX impact Sep YTD ‘13 as reported (IFRS, €/mn) 18,771 816 (743) 4.3% 12,004 6,226 18,844 -3.8% 2,106 19,587 12,640 6,270 2,366 12,107 6,063 2,346 Sensitivity Analysis – Sep YTD 2013 Revenues impact (€/mn) Stronger Foreign Currency vs. EUR by 10% Sep YTD ‘13 Average FX Weaker Foreign Currency vs. EUR by 10% USD / EUR 1.185 1.317 1.449 Revenues Impact 660—(660) BRL / EUR 2.513 2.792 3.072 Revenues Impact 269—(269) * Including Financial Services figures EUR; 32% USD; 35% BRL; 14% CAD; 6% GBP; 3% AUD; 3% Other; 8% REVENUES BY CURRENCY – SEP YTD 2013 5 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

5 Sep YTD '13

Tangible & Intangible Capex * at €844mn

By Category


17%
23%
60%
New Products & Technology (Capitalized R&D included)
Maintenance & Other
Industrial Capacity Expansion & LT Investments

By Segment


AG & CE
Trucks and Commercial Vehicles
Powertrain
10%
35%
55%

Main Industrial Projects

- **AG**
  - China
    - Foshan and Urumqi plants officially inaugurated in July and August, for sugar cane harvesters and Case IH cotton pickers
    - Harbin, R&D center officially inaugurated in September
  - Argentina – Cordoba: started production for assembly of Combines, and Specialty Tractors
  - US – Goodfield: plant expansion
  - India – Pune: land acquisition for harvesting products
- **Trucks & CVs**
  - Spain/Germany
    - Madrid/Ulm footprint: CVs and Fire Fighting production rationalization
      - Production rump-up in heavy trucks after plant consolidation
- **Powertrain**
  - Argentina: Engine production localization

(*) Net of Vehicles Buy-back

CNH INDUSTRIAL
Flims – January 11, 2014 Bank Am Bellevue Investor Seminar 26

27 Net debt breakdown (IFRS / €bn) * Net of intersegment receivables Note: Numbers may not add due to rounding Dec. 31, ’12 Sep. 30, ’13 Cons. Ind. Fin. Cons. Ind. Fin. 20.6 4.6 16.0 Gross Debt* 21.3 4.7 16.5 ——Derivatives M-to-M, Net (0.1) (0.1) 0.0 (4.6) (2.9) (1.7) Cash & Mktable Securities (3.3) (2.1) (1.2) 16.0 1.6 14.3 Net Debt 17.9 2.5 15.4 5 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

28 Gross debt (IFRS / €bn) * Sales of Receivables Off Balance (IFRS de-recognition compliant): €0.7bn Outstanding Dec. 31, ’12 Outstanding Sep. 30, ’13 10.9 Cash Maturities 11.2 5.2 Bank Debt 5.7 5.6 Capital Market 5.2 0.2 Other Debt 0.2 9.7 Securitization and Sale of Receivables (on book)* 10.1 7.5 ABS / Securitization 8.3 0.5 Warehouse Facilities 0.6 1.6 Sale of Receivables 1.2 0.0 Adjust. for Hedge Accounting on Fin. Payables 0.0 20.6 Gross Debt 21.3 4.6 Cash & Mktable Securities 3.3 0.0 Derivatives Fair Value 0.1 16.0 Net Debt 17.9 1.6 Undrawn committed credit lines 1.6 5 Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

29 Safe Harbor Statement Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict, If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ (possibly materially) from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ (possibly materially) from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in price of used vehicles, the resolution of pending litigation and investigation, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements. Flims – January 11, 2014 Bank Am Bellevue Investor Seminar

30 Group Investor Relations Team Manfred Markevitch – Head of Investor Relations +41 (91) 985—3801 Federico Donati +39 (011) 00—62756 Noah Weiss +1 (630) 887—3745 e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Contacts Flims – January 11, 2014 Bank Am Bellevue Investor Seminar